Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

June 15, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you about the receipt of an arbitration award issued by the International Center for Dispute Resolution, U.S., whereby a subsidiary of Dr. Reddy’s Laboratories Limited (the Company) has been asked to pay an amount of US$46.25 mn (towards milestones, interest and fees) to Hatchtech Pty Ltd., in relation to the asset purchase agreement entered into between the parties in 2015.

On July 27, 2020 the Company had announced the receipt of an approval of XEGLYZE (abametapir) lotion, 0.74%, a 505(b)(1) NDA by the U.S. Food and Drug Administration (USFDA). Such approval triggered the contractual pre-commercialization milestone of US$20 mn payable to Hatchtech Pty Ltd. which is included in the above mentioned award and has already been accounted for and charged off in the Company’s financial statements for the financial year 2020-21.

The Company is exploring all legal options to challenge the award.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd